UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: January 31, 2013

For immediate release

January 31, 2013

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Makita to Delist American Depositary Shares from NASDAQ

Makita Corporation (“Makita”) announced today that its Board of Directors resolved to file for voluntary delisting of its American Depositary Shares (“ADS”) from the NASDAQ Stock Market (“NASDAQ”) and deregistration from the U.S. Securities and Exchange Commission (“SEC”).

1. Reason for Delisting

In February 1977, Makita issued new shares under the American Depositary Receipt (“ADR”) program and listed its ADS on NASDAQ to raise capital and improve its brand recognition in the U.S. Since then, Makita has continued to actively provide public disclosure of information through its compliance with the reporting obligations under the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), preparation of its consolidated financial statements in accordance with U.S. generally-accepted accounting principles and establishment of internal controls required under the Sarbanes-Oxley Act of 2002.

Meanwhile, the securities markets have changed significantly. These changes include (i) a substantial increase in trading in the Japanese securities markets by overseas investors due to the globalization of the Japanese securities markets and (ii) amendments to Japanese laws and regulations resulting in fewer differences between U.S. and Japanese disclosure and internal control requirements.

In light of these changes, and taking into account the small trading volume of its ADS on NASDAQ, Makita believes that the economic rationale of the continued listing of its ADS have weakened. Therefore, Makita has decided to file for voluntary delisting of its ADS from NASDAQ and deregistration from the SEC.

2. Listed Stock Exchanges Following NASDAQ Delisting

Tokyo Stock Exchange, Nagoya Stock Exchange

3. Schedule

Early April 2013:	Makita to provide NASDAQ with a written pre-notice of the delisting application.
Mid-April 2013:	Makita to file Form 25 with the SEC for NASDAQ delisting and SEC deregistration.
Late April 2013:

Delisting to become effective.

Makita to file Form 15F with the SEC to terminate Makita’s reporting obligations under the Exchange Act. Makita’s reporting obligations under the Exchange Act will be suspended as of the filing of Form 15F.

Late July 2013:	Termination of Makita’s reporting obligations under the Exchange Act, if there are no objections from the SEC within 90 days of the filing of Form 15F.

4. Future Plans

Makita intends to maintain its ADR Program in the U.S., and therefore anticipates that its ADS will continue to be traded in the U.S. on the over-the-counter market. While Makita’s reporting obligations under the Exchange Act (including annual reports on Form 20-F) will be terminated, Makita will continue to prepare and disclose English consolidated financial statements in accordance with U.S. generally-accepted accounting principles on its website in order to facilitate comparisons with past disclosures.

1
English Translation of press release originally issued in Japanese

5. Contact Information for Inquiries Regarding Makita’s ADS

The Bank of New York Mellon

Phone:	1-888-BNY-ADRS (1-888-269-2377, toll free in USA)
1-201-680-6825 (Outside USA)
Website:	www.adrbny.com
E-mail:	shrrelations@bnymellon.com

Shareowner Service Representatives are available Monday through Friday, from 9:00 a.m. to 5:00 p.m. Eastern Time in the United States.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.

Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

2
English Translation of press release originally issued in Japanese